SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 3 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 7 hereof;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 7 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 8 to 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On February 1, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2084 (EUR 0.8275 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2020

The following information is primarily derived from KfW’s press release and related press conference of February 2, 2021 announcing selected preliminary results for the full year ended December 31, 2020. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2020 in March 2021.

As of December 31, 2020, KfW’s consolidated total assets amounted to EUR 546.4 billion, an increase of 8% or EUR 40.4 billion, compared to EUR 506.0 billion as of December 31, 2019. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 10.3%, or EUR 63.1 billion, to EUR 673.8 billion as of December 31, 2020 from EUR 610.7 billion as of December 31, 2019.

KfW expects its group operating result before valuation and promotional activity for 2020 to be in line with its positive financial performance for the first three quarters of 2020. The group’s operating result before valuation and promotional activity is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses relating to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2020, compared to the corresponding period in 2019.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2020 (1)	2019	% change
	(EUR in millions)		(in %)

SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	86,274	35,979	140
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	19,213	7,217	166
Equity Financing (KfW Capital)	871	156	458
Export and project finance (KfW IPEX-Bank)	16,584	22,080	-25
Promotion of developing countries and emerging economies	12,394	10,648	16

of which KfW Entwicklungsbank	10,983	8,801	25
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,411	1,847	-24
Financial markets	400	1,402	-71

Total promotional business volume (2) (3)	135,269	77,307	75

(1)	Preliminary and unaudited.
(2)

Total promotional business volume for the full year ended December 31, 2020 has been adjusted for commitments of EUR 468 million, compared to EUR 175 million for the corresponding period in 2019, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

In 2020, KfW’s total promotional business volume increased to EUR 135.3 billion from EUR 77.3 billion in 2019. Commitments in KfW’s domestic business sectors SME Bank & Private Clients and Customized Finance & Public Clients were the key drivers of this increase.

Commitments in the SME Bank & Private Clients business sector increased to EUR 86.3 billion in 2020 from EUR 36.0 billion in 2019. This significant increase was attributable to higher commitments in SME Bank, mainly under the new KfW Special Program 2020, which was introduced as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. Commitments in SME Bank under the new KfW Special Program 2020 amounted to EUR 35.6 billion in 2020. In addition, commitments in Private Clients under KfW’s energy-efficient construction and refurbishment program amounted to EUR 26.8 billion in 2020, compared to EUR 11.2 billion in 2019.

Commitments in the business sector Customized Finance & Public Clients increased to EUR 19.2 billion in 2020 from EUR 7.2 billion in 2019. This significant increase was primarily driven by commitments in an amount of EUR 8.4 billion relating to “Direct Participation for Syndicate Financing” under the new KfW Special Program 2020. The total amount of commitments relating to the Customized Finance & Public Clients business sector under KfW Special Program 2020 was EUR 9.5 billion. Furthermore, commitments under global funding facilities to Landesförderinstitute increased significantly to EUR 3.2 billion in 2020, compared to EUR 1.3 billion in 2019.

Commitments related to KfW’s Equity Financing business sector increased to EUR 871 million in 2020 from EUR 156 million in 2019. In addition to commitments of EUR 184 million via the ERP Venture Capital Fund investment program, commitments in KfW’s Equity Financing business sector primarily reflected a fiduciary commitment of EUR 685 million that has been made by KfW Capital under the Corona Matching Facility (together with the European Investment Fund) and the Corona Liquidity Facility, which are parts of the Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility and the Corona Liquidity Facility, which are guaranteed by the Federal Government, is refinanced by KfW.

Commitments in KfW’s Export and project finance business sector decreased to EUR 16.6 billion in 2020 from EUR 22.1 billion in 2019. The decrease was mainly due to significantly lower commitments made by KfW IPEX-Bank under the Commercial Interest Reference Rate (CIRR) scheme for ship financing and a decrease in commitments in the business sector maritime industry.

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector increased to EUR 12.4 billion in 2020 from EUR 10.6 billion in 2019. This increase was driven by higher commitments of KfW Entwicklungsbank, which were only partially offset by lower private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH due to COVID-19 related economic difficulties in its partner countries. The increase in KfW Entwicklungsbank’s commitments was mainly due to the increased scope of contributions under the Federal Ministry for Economic Cooperation and Development’s Emergency COVID-19 Support Program which is aimed at developing countries.

Commitments in KfW’s Financial markets business sector decreased to EUR 400 million in 2020 from EUR 1.4 billion in 2019. This decrease was attributable to the expiration of KfW’s capital markets-based promotional activities for SMEs as of December 31, 2019. Commitments in an amount of EUR 400 million were made under KfW’s green bond portfolio, compared to EUR 325 million in 2019.

Sources of Funds

For 2020, the volume of funding raised by KfW in the capital markets to refinance its promotional business totaled EUR 66.4 billion, of which 64% was raised in euro, 24% in U.S. dollar and the remainder in twelve other currencies. With respect to refinancing its funding requirements resulting from the KfW Special Loan Program, KfW, as previously disclosed, since July 1, 2020 has had access to a new source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in 2020 totaled EUR 39.0 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2019	0.0	0.4
1st quarter 2020	-2.0	-2.2
2nd quarter 2020	-9.7	-11.3
3rd quarter 2020	8.5	-4.0
4th quarter 2020	0.1	-3.9

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In price-, seasonal- and calendar-adjusted terms, the GDP in the fourth quarter of 2020 rose by 0.1% compared to the third quarter of 2020. After the historic decline of the GDP in the second quarter of 2020 by 9.7% compared to the first quarter of 2020, the German economy recovered in the summer of 2020 with GDP in the third quarter increasing by 8.5% compared to the second quarter of 2020. In the fourth quarter of 2020, however, the recovery process slowed down considerably due to the second wave of COVID-19 infections and the consequent imposition of another lockdown towards the end of the year. This particularly affected household consumption, while exports of goods and gross fixed capital formation in construction contributed positively to quarterly economic growth.

According to preliminary calculations of the Federal Statistical Office published on January 14, 2021, and confirmed on January 29, 2021, the price-adjusted GDP was 5.0% lower in 2020 than in 2019. After a ten-year growth period, the German economy suffered a deep recession in 2020, due to the impact of the COVID-19 pandemic. However, according to provisional calculations, the overall economic downturn was relatively less severe in 2020 than during the financial and economic crisis in 2009 (-5.7%).

Almost all economic sectors were markedly affected by the COVID-19 pandemic in 2020. In industry (excluding construction) the price-adjusted economic performance in 2020 declined by 9.7% as compared to 2019, and in manufacturing similarly by 10.4%. Industry was particularly affected by the consequences of the COVID-19 pandemic in the first half of 2020, among other things, due to temporary interruptions in the global supply chains.

The economic slump was particularly strong in the service sector, which saw unprecedented decreases in certain sub-sectors. Examples include trade, transport, accommodation and food services where the price- adjusted economic performance in 2020 declined by 6.3% compared with 2019, including as a result of tight restrictions in accommodation, restaurant and similar services. However, opposite trends were also recorded: while online trade increased markedly, permanent retail trade in part declined substantially. The construction sector was able to sustain its position during the COVID-19 pandemic, with price-adjusted gross value added increasing by 1.4% year-on-year.

Household final consumption expenditure in 2020 fell by an unprecedented, price-adjusted 6.0% compared to 2019. Government final consumption expenditure increased by a price-adjusted 3.4% and had a stabilizing effect in light of the COVID-19 pandemic, due to, among other things, the acquisition of protective equipment and hospital services.

Gross fixed capital formation recorded a price-adjusted decline of 3.5% in 2020 compared to 2019, the largest decrease since 2009. Contrary to this trend, gross fixed capital formation in construction in 2020 increased by 1.5% compared to 2019. Gross fixed capital formation in machinery and equipment in 2020 decreased by a price-adjusted 12.5% compared to 2019. According to preliminary estimates, gross fixed capital formation in other fixed assets, which includes research and development, in 2020 declined by a price-adjusted 1.1% compared to 2019.

The COVID-19 pandemic also had a significant impact on foreign trade. Exports and imports of goods and services in 2020 decreased for the first time since 2009, with exports declining by a price adjusted 9.9% and imports by 8.6%. The decline was particularly large for imports of services, of which a high proportion relates to tourism, which recorded a sharp decrease.

Source: Federal Statistical Office, Gross domestic product down 5.0% in 2020, press release of January 14, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_020_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2020 up 0.1% on the previous quarter, press release of January 29, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_040_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3

Consumer prices in Germany rose by 0.5% (on an annual average basis) in 2020 compared with 2019. The increase was markedly below the corresponding level in the previous year (2019: +1.4%). The Federal Statistical Office also reports that a lower annual inflation rate was last measured in 2009 during the financial and economic crisis (+0.3%). One of the reasons for the low inflation rate (on an annual average basis) in 2020 was the temporary reduction in the value added tax, which was implemented on July 1, 2020, as a part of the Federal Government’s stimulus package in response to the COVID-19 pandemic. It had a downward impact on the consumer prices as a whole and differing effect on individual groups of products in the second half of 2020. For instance, the prices of energy products were markedly down by 4.8% in 2020 year-on-year (2019: +1.4%). In addition to the reduction in the value added tax, this decrease was also due to the slump in the oil prices in the world market seen during the first months of the year. Excluding energy prices, the annual inflation rate in 2020 would have been +1.1%. Food prices rose above average in 2020 compared with 2019 (+2.4%), with the price increase slowing in the course of the year when the value added tax rates were reduced. In 2020, on an annual average basis, the prices of goods (total) declined by 0.4% while the prices of services (total) rose above average by 1.3%, in each case compared to 2019. For services, in addition to the increase in minimum wage, compliance with sanitary measures to prevent COVID-19 infections is also expected to have contributed to the increase.

In December 2020, the inflation rate in Germany was -0.3% compared to December 2019. This was the fifth time that the rate was negative in 2020. The decline was not only attributable to the reduction in value added tax rates, but also to the decline in energy product prices (-6.0%), especially for heating oil (-23.5%) and motor fuels (-10.4%). Excluding energy prices, the inflation rate in December 2020 would have been +0.4%. The decline in energy prices was partially offset by a slight increase in food prices (+0.5%), with higher prices being recorded especially for fruit (+3.2%). In December 2020 the prices of goods (total) declined by 1.8% compared to December 2019, with consumers benefitting in particular from lower prices of clothing and footwear (-5.4%). Prices of services (total) were up 1.1% in December 2020 compared to December 2019, with stronger price increases being recorded, for example, for net rents exclusive of heating expenses (+1.2%) and for certain services (like services of social facilities: +5.4%; maintenance and repair of vehicles: +2.0%). The price development of telecommunications services (-3.3%), however, was consumer-friendly.

Compared to November 2020, the consumer price index rose by 0.5% in December 2020. Consumers paid more especially for heating oil (+17.9%), but also for motor fuels (+2.6%). Overall, prices of energy products rose by 1.7% in December 2020 compared to November 2020. In addition, rail tickets became more expensive as a result of the annual adjustments of railway fares in December (+1.8%). On the other hand, the prices of clothing and footwear declined considerably at the end of the year (-4.3%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate in 2020: +0.5% on the previous year, press release of January 19, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_025_611.html;jsessionid=2DAF1AE5A8D6D915875BE092B565D29C.internet8722).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2019	3.1	3.3
January 2020	3.3	3.4
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.3
July 2020	4.4	4.4
August 2020	4.5	4.5
September 2020	4.4	4.5
October 2020	4.4	4.5
November 2020	4.4	4.5
December 2020	4.4	4.6

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2019, the number of employed persons in December 2020 decreased by approximately 731,000 or 1.6%. Compared to November 2020, the number of employed persons in December 2020 was largely unchanged, increasing only slightly by approximately 3,000, after adjustment for seasonal fluctuations. Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons in December 2020 decreased by 743,000, or 1.6%, after adjustments for seasonal fluctuations.

In December 2020, the number of unemployed persons increased by 562,000, or +40.3%, compared to December 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2020 was 2.01 million, which was virtually unchanged as compared to November 2020.

It should be noted that according to the employment account and labour force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, December 2020: employment almost unchanged on the previous month, press release of January 29, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_041_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language= en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January –November 2020	January –November 2019
Trade in goods, including supplementary trade items	177.9	209.0
Services	-2.6	-24.4
Primary income	78.1	78.3
Secondary income	-44.8	-43.4

Current account	208.5	219.5

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in November 2020: +2.2% on October 2020, press release of January 8, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_010_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 158.2 billion in 2020. This was the first deficit since 2011 and the second highest deficit since German reunification. Measured as a percentage of nominal GDP, this corresponds to a 4.8% deficit ratio of general government for 2020, exceeding both the 3% reference value of the EU’s Stability and Growth Pact and the target value of the German constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). However, due to the COVID-19 pandemic the application of the two targets has been suspended for 2020 and 2021.

In its recently published annual economic report (Jahreswirtschaftsbericht 2021), the Federal Government projects that the deficit ratio of general government for 2021 will amount to around 7% and general government gross debt as a percentage of GDP for 2021 to around 72 1⁄2%, with general government gross debt having been around 70% of GDP in 2020 and declining again from 2022 onwards. In addition, the Federal Government has revised its forecast for price-adjusted GDP growth in 2021 from 4.4% to 3.0% in light of the expected weak start of this year.

Sources: Federal Statistical Office, Gross domestic product down 5.0% in 2020, press release of January 14, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_020_811.html); Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2021, pages 51, 52 and 105 et seq (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2021.pdf?__blob=publicationFile&v=6).

Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

According to the European Centre for Disease Prevention and Control (“ECDC”), in the third week of January 2021, COVID-19 transmission was still widespread in Europe even though most countries were experiencing stable or decreasing case rates. However, absolute COVID-19 infection numbers remained high, with increasing infection case rates among older age groups and increasing death rates in several countries. In addition, around one third of the countries in Europe were seeing increases in hospital or ICU admissions and/or occupancy due to the COVID-19 pandemic. The ECDC pointed out that these developments serve as a reminder of the importance of maintaining public health and physical distancing measures and that these measures should not be relaxed, even in countries with decreasing trends. Furthermore, in its most recent risk assessment of January 21, 2021, the ECDC reported new information on the spread of three virus variants. These variants are considered to be of concern because of mutations which have led to increased transmissibility and deteriorating epidemiological situations in the areas where they have recently become established. Accordingly, the ECDC considers the risk associated with the introduction and community spread of variants to be high/very high and believes that stricter non-pharmaceutical interventions are needed to reduce transmission and relieve the pressure on healthcare systems.

Taking into account the threat posed by the new virus variants and that, while COVID-19 infections in Germany have declined, they have not yet declined significantly, the Federal Government and the 16 German federal states (Länder) decided on January 19, 2021, to extend, and to a certain degree further enhance, the protective measures they had decided on December 13, 2020, until February 14, 2021. Previously, on January 5, 2021, these protective measures had already been extended until January 31, 2021, and further enhanced (especially in relation to contact restrictions, and, under certain circumstances, freedom of movement in COVID-19 infection hotspots).

In light of the vital importance of safe and effective vaccines to overcome the COVID-19 pandemic, the European Commission has been pursuing a pan-European vaccine strategy to accelerate the development, manufacturing and deployment of vaccines against COVID-19 since June 2020. Under this strategy, the European Commission has signed six advance purchase agreements with vaccine producers/developers so far, with a view to securing sufficient and timely supply of COVID-19 vaccines to all Member States and their populations and providing them with equitable and affordable access to the vaccines as early as possible. The European Commission will also put in place a common reporting framework and a platform to monitor the effectiveness of national vaccine strategies. To date, the European Commission has granted a conditional marketing authorization for three COVID-19 vaccines, following positive assessments by the European Medicines Agency. Vaccinations against COVID-19 started on December 27, 2020, across the EU, including in Germany. As of January 31, 2021, 2.3% of the German population had received the first of two vaccinations.

Sources: European Centre for Disease Prevention and Control, Situation update week 3, updated on 28 January 2021, accessed on February 1, 2021 (https://www.ecdc.europa.eu/en/covid-19-pandemic); European Centre for Disease Prevention and Control, Risk Assessment on COVID-19, January 21, 2021 (https://www.ecdc.europa.eu/en/current-risk-assessment-novel-coronavirus-situation); Videoschaltkonferenz der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder am 19. Januar 2021 – Beschluss (https://www.bundesregierung.de/breg-de/suche/videoschaltkonferenz-der-bundeskanzlerin-mit-den-regierungschefinnen-und-regierungschefs-der-laender-

am-19-januar-2021-1841020); The Federal Government, Meeting between Federal Chancellor Merkel and the Heads of Government of the Länder on 5 January 2021, January 7, 2021 (https://www.bundesregierung.de/breg-en/news/statement-nach-corona-kabinett-1834614); European Commission, Coronavirus vaccines strategy, accessed on February 1, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/public-health/coronavirus-vaccines-strategy_en#eu-vaccines-strategy); The European Council/Council of the European Union, COVID-19 corona pandemic: the EU’s response, COVID-19 research and vaccines, accessed on February 1, 2020 (https://www.consilium.europa.eu/en/policies/coronavirus/covid-19-research-and-vaccines/); Bundesministerium der Gesundheit, Impf-Dashboard, Stand 01. Februar 2021 (https://impfdashboard.de/).

EU Response to the COVID-19 Pandemic

On December 22, 2020, the European Commission confirmed its plan for bond issuances in an aggregate amount of at least EUR 62.9 billion in 2021 under its existing borrowing programs, with EUR 50.8 billion planned for issuances under the SURE instrument to support short-term employment schemes in the EU member states. In addition, the European Commission announced that it will continue preparations for the first issuance under the new temporary recovery instrument (referred to by the European Commission as “Next Generation EU”), which, pending completion of the related legislative process, is currently expected in mid-2021. The SURE and Next Generation EU instruments are part of the European Commission response to the COVID-19 pandemic and its consequences.

On January 28, 2021, the European Commission extended the duration and expanded the scope of the State Aid Temporary Framework (“Temporary Framework”) adopted on March 19, 2020 to support the economy in light of the COVID-19 pandemic. All provisions of the Temporary Framework (including recapitalization support) have now been extended until December 31, 2021. With respect to state aid rules and regulations, the Temporary Framework provides the basis for a number of German support measures in connection with the COVID-19 pandemic, including for example the bridging support measures, various KfW loans as well as certain parts of the extraordinary economic support measures offered for November and December 2020.

Sources: European Commission, European Commission to issue €62.9 billion worth bonds under existing programmes in 2021, press release of December 22, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_2501); Bundesministerium für Wirtschaft und Energie, Altmaier: Erweiterter Beihilferahmen ist sehr gute Nachricht für Unternehmen und Beschäftigte, press release of January 28, 2021 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2021/01/20210128-altmaier-erweiterter-beihilferahmen-ist-sehr-gute-nachricht-fuer-

unternehmen-und-beschaeftigte.html); European Commission, State aid: Commission prolongs and further expands Temporary Framework to support economy in context of coronavirus outbreak, press release of January 28, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/IP_21_261).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

In light of the extension of the protective measures to combat the COVID-19 pandemic described above, the Federal Minister of Finance and the Federal Minister of Economy on January 19, 2021, agreed on improvements to the bridging support measures for enterprises affected by the COVID-19 pandemic and related protective measures. The improvements include certain measures to significantly simplify the bridging support as well as the application therefor and thereby provide for more generous support available to a larger group of enterprises (with an annual turnover of up to EUR 750 million in Germany). The specific challenges facing self-employed persons and retail businesses are also sought to be addressed through targeted measures. The period covered by the bridging support measures extends from November 2020 until June 2021.

On January 19, 2021, the Federal Minister of Finance also presented the preliminary final national budget for 2020, which was amended twice to address the effects of the COVID-19 pandemic on the economy and the labor market in Germany. Compared to the second supplementary budget for 2020, it reflects higher tax revenue, lower expenditures and lower net borrowing than expected. Accordingly, general government debt is expected to amount to around 70% of GDP for 2020. To date, funds in excess of EUR 75 billion have been approved, including grants, recapitalizations by the Economic Stability Fund (Wirtschaftsstabilisierungsfonds), loans, sureties and guarantees. In addition, relief on joint taxes of more than EUR 73 billion were utilized. In connection with the stimulus package, EUR 30 billion were used to support demand and economic activity. In addition, around EUR 22 billion were spent as short-time work pay (Kurzarbeitergeld) to secure jobs. At the same time, investments in 2020 amounted to EUR 50.3 billion.

On January 22, 2021, the European Commission approved the state aid framework for the extraordinary support measures provided for the months of November and December 2020. This approval, in particular, clarifies the conditions for support to enterprises that would like to apply for financial support in amounts exceeding EUR 4 million.

Sources: Bundesministerium der Finanzen, Überbrückungshilfe vereinfacht und verbessert, dated January 26, 2021

(https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2021-01-19-ueberbrueckungshilfe-

verbessert.html); Bundesministerium der Finanzen, Vorläufiger Haushaltsabschluss 2020 – entschlossene Haushaltspolitik wirkt, dated January 19, 2021  (https://www.bundesfinanzministerium.de/Content/DE/Bilderstrecken/Infografiken/2021-01-19-vorlaeufiger-haushaltsabschluss-

2020/2021-01-19-vorlaeufiger-haushaltsabschluss-2020.html); Bundesministerium der Finanzen, Vorläufiger Haushaltsabschluss 2020, press release of January 19, 2021  (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2021/01/2021-01-19-vorlaeufiger-

haushaltsabschluss-2020.html); Bundesministerium für Wirtschaft und Energie, EU-Kommission genehmigt erweiterten beihilferechtlichen Rahmen für außerordentliche Wirtschaftshilfen (November-/Dezemberhilfen), press release of January 22, 2021 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2021/01/20210122-eu-kommission-genehmigt- erweiterten-beihilferechtlichen-rahmen-fuer-ausserordentliche-wirtschaftshilfen.html).

European Union and Political Integration

On December 24, 2020, the European Commission and the United Kingdom (“UK”) reached an agreement on the terms of the future cooperation of the UK with the EU, which is expected to enable a smooth passage to a new and comprehensive legal framework after the transition period ended on December 31, 2020. On January 1, 2021, the draft Trade and Cooperation Agreement (the “Agreement”) entered into force provisionally, after it had been approved by all 27 Member States on December 29, 2020.

Among other things, the Agreement creates a broad economic partnership, which, in essence, is based on a free trade agreement containing neither tariffs nor quotas and thus averting any major trade barriers. Provisions aiming to guarantee fair competition have also been agreed, including in the areas of state aid, consumer protection standards, labor, the environment and the climate. Furthermore, the Agreement provides a framework for future cooperation in many other spheres, such as services, professional qualifications, public procurement, environmental and energy issues, air, sea and rail freight transport, as well as regulations on social security and research and development. Under the Agreement, the UK will continue to participate in a number of EU programs. The Agreement also establishes a close security partnership, with the goal of facilitating future cooperation on justice and home affairs issues, e.g., in the context of Europol, including on matters such as combatting money laundering, transnational crime and terrorism. The Agreement does not contain any provisions in the sphere of foreign policy, external security and defence cooperation. The Agreement establishes a Joint Partnership Council, which will be responsible for the proper application and interpretation of the Agreement. Furthermore, binding enforcement and dispute settlement mechanisms are intended to ensure that rights of businesses, consumers and individuals are respected.

While the Agreement is in force, the European Parliament’s approval is still required for the Agreement. Provisional application gives the European Parliament time to scrutinize the Agreement.

Sources: European Commission, EU-UK Trade and Cooperation Agreement: protecting European interests, ensuring fair competition, and continued cooperation in areas of mutual interest, press release of December 24, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_2531); Federal Foreign Office, Brexit: An agreement has been reached on the future relationship between the EU and the UK. What does the successful conclusion of the negotiations mean?, article of January 1, 2021 (https://www.auswaertiges-amt.de/en/aussenpolitik/europa/brexit-where-are-we-now-what-next/2204138).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: February 2, 2021